September 27, 2018

CORRESPONDENCE VIA EDGAR
Ms. Jeanne Baker
Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
Comment Letter dated September 13, 2018
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-36876

Dear Ms. Baker:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("we," "us," "B&W" or the "Company") response to the Staff's September 13, 2018 comment letter based on the Staff's review of the Company's Form 10-K for the year ended December 31, 2017 filed on March 1, 2018 (the "Form 10-K"). For your convenience, each of the Staff's comments has been reprinted below in bold italics, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and long-lived asset impairment, page 53

1.
We note that you fully impaired SPIG's goodwill during the second quarter of fiscal year 2018 due to issues with specific contracts, changes to SPIG's market strategy, and lower bookings than previously forecasted. We also note that SPIG has incurred increased losses for the six months ended June 30, 2018. As such, please provide disclosures for the material uncertainty associated with SPIG's identifiable intangible assets, including the specific factors that could lead to an impairment charge, or provide us with the specific facts and circumstances that indicate there is not a material uncertainty. Please refer to Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures.

Response: We acknowledge the Staff's comment and are providing the following supplemental information about the SPIG reporting unit's identifiable intangible assets and the specific facts and circumstances that indicated there was not a material uncertainty.

As of June 30, 2018 and December 31, 2017, the SPIG reporting unit had $29.6 million and $32.7 million of identifiable intangible assets, net of accumulated amortization, respectively. SPIG's intangible assets arose from our July 1, 2016 acquisition of the business. SPIG has no indefinite-lived intangible assets. Under ASC 360, a long-lived asset or asset group is reviewed for impairment whenever circumstances indicate that the carrying amount might not be recoverable.

The circumstances leading to the goodwill impairments as of June 30, 2018 and September 30, 2017 also triggered evaluations of long-lived assets, including the identifiable intangible assets, in the SPIG asset group. The SPIG reporting unit was determined to be the asset group with the lowest level of identifiable cash flows for purposes of our impairment evaluation. We tested the SPIG asset group for impairment in accordance with ASC 360-10 before testing goodwill for impairment at the SPIG reporting unit in accordance with ASC 350-20.

The first step of the ASC 360 impairment test is to compare the carrying value of the asset group to the sum of the undiscounted cash flows attributable to the asset group and the residual values of the assets at the end of the life of the primary assets. In our tests as of June 30, 2018 and September 30, 2017, the sum of the undiscounted cash flows and the residual value of the primary assets exceeded the carrying value of the SPIG asset group and no impairment was indicated. In each of these tests, the carrying value of the asset group is recovered in 5-6 years compared to the weighted average remaining useful life of the identifiable intangible assets that was 10.2 years at each of June 30, 2018 and September 30, 2017, respectively. Our December 31, 2017 analysis validated the results of the September 30, 2017 impairment testing. Reasonable changes in the assumptions used to develop the future cash flow would not have indicated impairment; therefore, we determined potential future impairment was not a material uncertainty requiring disclosure in the Form 10-K or Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

If in the future, impairment could be indicated by reasonable changes in the assumptions used to develop the undiscounted cash flows and residual values, disclosures of such material uncertainty will be provided in our filings.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 10 - Provision for Income Taxes, page 85

2.
We note that you have net deferred tax assets of $93.3 million as of December 31, 2017, and that you have been in a three-year cumulative loss position since December 31, 2016. Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance is not needed as of December 31, 2017. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30- 16 - 740-10-30-25, ASC 740-10-55-39 - 740-10-55-48, and ASC 740-10-55-120 - 740-10- 55-123 for guidance. Please also address this comment as it relates to your net deferred tax assets as of June 30, 2018.

Response: We acknowledge the Staff's comment and are providing the following supplemental information about our evaluation of whether valuation allowances against deferred tax assets are required.

In accordance with ASC 740-10-30-5, we evaluate in each reporting period the need for valuation allowances against net deferred tax assets in each jurisdiction where we are required to file an income tax return. We record valuation allowances to reduce our net deferred tax assets when it is more likely than not that all or a portion of the future tax benefit will not be realized. More likely than not is a likelihood greater than 50 percent. These evaluations consider all available positive and negative evidence and determine, based on the weight of that evidence, whether a valuation allowance is required.

As of December 31, 2017, we had $93.3 million of net deferred tax assets, which consist of U.S. net deferred tax assets of $93.9 million and a foreign net deferred tax liability of $0.6 million. Our recent consolidated losses primarily relate to our Danish subsidiary in the Renewable segment. Based on our analyses, we have maintained full valuation allowances against net deferred tax assets in Denmark at December 31, 2017. Net deferred tax assets in other foreign jurisdictions are not material individually and are a net deferred tax liability in the aggregate. As such, our response is directed to the U.S. net deferred tax assets.

U.S. net deferred tax assets as of December 31, 2017 were as follows:

(in thousands)	December 31, 2017
U.S. deferred tax assets:
Pension liability	$58,678
Accrued warranty expense	4,135
Accrued liabilities for self-insurance (including postretirement health care benefits)	3,298
Accrued liabilities for executive and employee incentive compensation	4,963
Investments in joint ventures and affiliated companies	10,422
Long-term contracts	6,801
Federal tax net operating loss carryforward	20,732
State tax net operating loss carryforward	21,658
Foreign tax credit carryforward	7,150
Other tax credits	5,678
Other	4,649
Total U.S. deferred tax assets	148,164
Valuation allowance for deferred tax assets	(41,231)
Net, total U.S. deferred tax assets	106,933

U.S. deferred tax liabilities:
Intangible assets	12,020
Other	993
Total U.S. deferred tax liabilities	13,013
Net U.S. deferred tax assets	$93,920

We first considered deferred tax assets, where future realization of the tax benefit is dependent upon the existence of sufficient future taxable income of the appropriate character in order to be able to realize the benefit. We recorded valuation allowances against deferred tax assets where it was not more likely that not that we would realize the benefit. Our U.S. valuation allowance as of December 31, 2017 relates primarily to: State tax net operating loss carryforwards, the use of which is dependent upon future construction activity in the specific states that cannot be sufficiently predicted; deferred tax assets from investments in equity method investees, the use of which is dependent upon future capital gains; and certain state and federal tax credits and credit carryforwards where the use may be limited.

As of December 31, 2017, our analysis also considered whether our U.S. jurisdiction was in a cumulative loss in recent years, interpreted as a three-year business cycle, based on pre-tax losses from all sources adjusted for permanent items. As of December 31, 2017, we were in a three-year cumulative loss position of $41.8 million, which is considered to be a substantial piece of objective, verifiable negative evidence under ASC 740-10-30-21.

We then considered unsettled circumstances that, if resolved unfavorably, could affect our ability to realize deferred tax assets. In the Form 10-K, we made disclosures describing uncertainty of our ability to continue as a going concern, which is also a piece of negative evidence. At December 31, 2017, we were not in compliance with the financial covenants associated with the Second Lien Term Loan Facility, and, as a result, it was classified as a current liability in our consolidated balance sheet as of December 31, 2017. Our financing plan, which was disclosed in our Form 10-K, included a planned rights offering to repay the Second Lien Term Loan Facility, the completion of which depended upon certain events and circumstances that were not in our control. We concluded that our plans to remedy the going concern uncertainty would more likely than not fully mitigate the conditions giving rise to the uncertainty and reflected that conclusion in our determination not to record further valuation allowance for the U.S. federal tax attributes. We completed the rights offering in April 2018 and repaid the Second Lien Term Loan Facility.

Accordingly, we developed an estimate of future U.S. taxable income (positive evidence) to determine the amount of valuation allowance needed to reduce the net deferred tax asset to an amount that is more likely than not to be realized. No income was available in the carryback period, and we did not rely upon any tax planning strategies.

Our estimate of future U.S. taxable income was based on objective, verifiable evidence and began with historical U.S. pre-tax income or loss for financial reporting purposes in the three years ended December 31, 2017, which included permanent items and excluded temporary taxable differences, carryforwards and nonrecurring items.

After adjusting for permanent differences between book and taxable income, we then adjusted our historical U.S. pre-tax income and losses to exclude $50.7 million of cumulative mark-to-market pension losses because we do not view these historical fair value adjustments as indicative of future results. Although we expect to record fair value adjustments in the future, they are based on outside economic factors such as changes in discount rates and the market value of pension assets at a point in time, which are not predictable or estimable.

Next, we adjusted for recent changes in our debt profile by adding interest expense that would have been incurred in the three-year period ended December 31, 2017 if our December 31, 2017 debt structure had existed in such prior historical periods. As of December 31, 2017, our debt and interest rates were higher than other periods in the three-year period, which is objectively verifiable. While the increase in debt would imply higher interest deductions and reduce taxable income, we also factored in the corresponding limitation on interest deductions under the Tax Cuts and Jobs Act (the "Act") enacted in 2017. Under the Act, the amount of interest deduction would be limited to the amount of interest income plus 30% of adjusted taxable income. The effect of this adjustment on our objectively, verifiable forecast of future U.S. taxable income, was to replace the historical interest expense with the interest expense that would be incurred based on our debt and interest rates at December 31, 2017, but limited to the amount that would be deductible under the Act.

We then adjusted for nonrecurring items included in the three-year period ended December 31, 2017, which were not considered to be indicative of our ability to generate taxable income in future years. We adjusted our historical pre-tax income and losses to exclude the following nonrecurring items:

•	$52.2 million of cumulative restructuring charges, which permanently removed fixed costs from future cash flows;

•
$35.9 million of cumulative impairment charges, of which $18.2 million related to an equity method investment we sold in 2018, $14.6 million related to fixed assets and $3.1 million related to goodwill;

•	$15.9 million of transaction costs directly related to our 2015 spin off, the 2016 acquisition of SPIG and the 2017 acquisition of Universal;

•	$15.0 million of cumulative litigation settlements; and

•	$2.7 million related to amendment-related financial advisory fees for required third-party analysis that is expected to end at the end of 2018.

We then used the historical results, adjusted as described above, to develop an objective, verifiable forecast of annual future U.S. taxable income (positive evidence) based upon an average of the adjusted U.S. pre-tax income for the three years ended December 31, 2017. This objective, verifiable forecast of annual future U.S. taxable income was $29.4 million, or $6.2 million on a tax-effected basis using a U.S. federal statutory rate of 21 percent. We compared this amount to the U.S. federal net deferred tax asset as of December 31, 2017 to determine the number of years necessary to produce sufficient future income to use the deferred tax assets. Based on this analysis, we expect to generate sufficient future income to offset our remaining U.S. net deferred tax assets within 16 years. U.S. net operating loss carryforwards ("NOL's") were primarily generated in 2016 and 2017 and have a 20-year life; these are the only U.S. deferred tax assets that expire. NOL's that may be generated after December 31, 2017, including those that may be generated the reversal of the remaining December 31, 2017 deferred tax assets, would have an unlimited life. See the analysis summarized in the table below.

As an alternative approach, we also evaluated the realizability of the U.S. net deferred tax assets using only the adjusted 2017 results as an objective, verifiable forecast of future U.S. taxable income because the adjusted 2017 results were less than the three-year average. This objective, verifiable forecast of annual future U.S. taxable income was $10.5 million, or $2.2 million on a tax-effected basis using a U.S. federal statutory rate of 21 percent. Under this alternative approach, the U.S. deferred tax assets with finite lives would be recovered within ten years, and the remaining U.S. net deferred tax assets would also be expected to be realized as a result of the forecast of future U.S. taxable income because they would not expire. See the analysis summarized in the table below.

Accordingly, we concluded that sufficient positive evidence of our ability to realize our deferred tax assets existed as of December 31, 2017 to outweigh the negative evidence from the three-year cumulative loss position and that no further valuation allowance against U.S. net deferred tax assets was required.

We performed a similar analysis as of June 30, 2018, with similar results. On a consolidated basis, our operating losses from continuing operations in the six months ended June 30, 2018 primarily relate to our Renewable segment subsidiary in Denmark and losses, including impairment, at a subsidiary in our Industrial segment in Italy, both jurisdictions where a full valuation allowance against net deferred tax assets is maintained. As of June 30, 2018, our objective, verifiable forecast of U.S. taxable income for the full year 2018 was in excess of the 2017 amount, adjusted for interest deduction limitations under the Act, mark-to-market gains or losses, nonrecurring items and discontinued operations. Actual results for the six months ended June 30, 2018 on the same basis also showed taxable income, as shown in the table below. As a result, our analysis as of June 30, 2018 continued to estimate sufficient objectively, verifiable future taxable income to realize the benefit of our remaining U.S. net deferred tax assets within a reasonable period and before expiration of NOL's generated prior to December 31, 2017, the only U.S. deferred tax assets that expire. This positive evidence continued to be sufficient to overcome the negative evidence from the three-year cumulative loss position. We concluded that no further valuation allowance against U.S. net deferred tax assets was required.

Our December 31, 2017 and June 30, 2018 analysis is summarized in tabular format as follows:

	Three-Year	Year-ended December 31,			Six months ended
(In millions, except years)	Cumulative	2017	2016	2015	June 30, 2018 (a)
U.S. pre-tax income (loss)	$(64.2)	$(44.8)	$1.3	$(20.7)	$(91.2)
Permanent items	22.4	15.9	7.0	(0.5)	4.6
	(41.8)	(28.9)	8.3	(21.2)	(86.6)
Items not considered to be indicative of our ability to generate future taxable income:
Mark-to-market pension (gains) losses	50.7	(10.2)	18.3	42.6	—
Interest adjustments:
Additional interest for outside borrowings	(129.6)	(26.6)	(51.5)	(51.5)	—
Interest expense disallowed	87.3	36.6	23.9	26.8	61.2
Nonrecurring items:
Restructuring charges	52.2	8.9	34.1	9.2	9.6
Impairments and sale of equity method investee	35.9	21.3	—	14.6	19.9
Transaction costs for 2015 spin-off and two acquisitions	15.9	4.5	8.2	3.2	0.3
Litigation settlements	15.0	2.2	3.2	9.6	—
Bank amendment financial advisory fees	2.7	2.7	—	—	8.2
	130.1	39.4	36.2	54.5	99.2
Adjusted U.S. historical pre-tax income (loss)	$88.3	$10.5	$44.5	$33.3	$12.6

Three year average adjusted U.S. historical pre-tax income - Objective, verifiable annual forecast of pre-tax income	$29.4
U.S. statutory tax rate	21.0%
Tax-effected estimate of future U.S. pre-tax income	$6.2
U.S. net deferred tax assets	$93.9
Years to recover U.S. net deferred tax assets	15.1

Alternative analysis:
2017 adjusted U.S. historical pre-tax income - Objective, verifiable annual forecast of pre-tax income		$10.5
U.S. statutory tax rate		21.0%
Tax-effected estimate of future annual U.S. pre-tax income		$2.2
U.S. net deferred tax assets with 20-year finite life		$20.7
Years to recover finite-lived U.S. net deferred tax assets		9.4

(a) Six months ended June 30, 2018 represent continuing operations. Also U.S. pre-tax income on a book basis includes higher interest expense, which did not require adjustment as in prior periods.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please contact me directly at (330) 860-1770 or dwhoehn@babcock.com.

Sincerely,

/s/ Daniel W. Hoehn
Daniel W. Hoehn
Vice President, Controller and Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.

cc:	Tracey Houser, Staff Accountant, SEC Division of Corporation Finance
Joel Mostrom, Chief Financial Officer, Babcock & Wilcox Enterprises, Inc.
J. André Hall, Senior Vice President, General Counsel and Corporate Secretary, Babcock & Wilcox Enterprises, Inc.